EXHIBIT N

RECENT DEVELOPMENTS
GENERAL
     In 2002, the International Monetary Fund (the “IMF”) Executive Board and the Republic agreed on a stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”), which provided for international lending of up to SDR1 12.8 billion. During 2002, 2003 and 2004 Turkey drew SDR 11.9 billion (at the time of the release of the eighth tranche under the 2002-2004 Stand-By Arrangement on July 30, 2004, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. At the time of the release of the fifth tranche on August 1, 2003, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006. On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. On December 14, 2004, an agreement on the draft letter of intent was reached. On April 26, 2005, Turkey submitted a new Letter of Intent and Memorandum of Economic and Financial Policies to the IMF. On May 11, 2005, the IMF Executive Board approved a new three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance is expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006. On June 15, 2005, the head of the IMF mission visiting Turkey announced that an agreement had been reached in principle on a draft letter of intent and the policy actions needed to complete the first program review. Another IMF mission, which visited Turkey between September 8 and September 21, 2005, made progress on a range of key policy issues, including the macroeconomic framework for 2006; plans for implementation of the pending pension reform; measures to strengthen collection of social security contributions; steps to improve tax administration; options for reform of the tax regime; the preparations for launching formal inflation targeting in January 2006; and plans for strengthening the institutional framework for bank supervision. Another IMF mission visited Turkey between October 12, 2005 and October 25, 2005 to continue discussions with the Turkish authorities on progress in the implementation of the 2005-2008 Stand-By Arrangement. On October 25, 2005, it was announced that the IMF mission concluded discussions under the first two reviews of the 2005-2008 Stand-By Arrangement and that an agreement had been reached in principle on a draft letter of intent and on the actions needed to facilitate the IMF Executive Board consideration of the reviews. The first and second reviews were finalized by the IMF Executive Board on December 9, 2005 and thereafter an amount

1 The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.4783 on July 28, 2006.

equivalent to SDR 1,110.34 million (approximately $1.58 billion as of December 9, 2005) was made available for release to the Republic. On May 8, 2006, an IMF mission started program review discussions under the 2005-2008 Stand-By Arrangement. On May 22, 2006, it was announced that the discussions under the third and fourth reviews of the 2005-2008 Stand-By Arrangement were completed and that an agreement had been reached on the draft letter of intent. The new Letter of Intent was signed and submitted to the IMF on July 7, 2006. On July 28, 2006, it was announced that the third and fourth reviews of the 2005-2008 Stand-By Arrangement were approved by the IMF Executive Board and an amount equivalent to SDR 1,249.2 million (approximately $1,846.7 million as of July 28, 2006) was made available for release to the Republic. The IMF Executive Board is expected to meet for the completion of the third and fourth reviews by the end of July 2006 and this disbursement to the Republic is expected to take place immediately following IMF Executive Board approval.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2003-2006 period on November 6, 2003. The Country Assistance Strategy initially envisaged a World Bank lending program in an amount up to $4.5 billion. In 2004, the World Bank committed $1.75 billion, which amount included, among others, the Third Programmatic Financial and Public Sector Adjustment Loan (“PFPSAL-III”) in the amount of $1 billion, and a $202.0 million Renewable Energy Loan. PFPSAL-III aims to provide support to the Government’s financial and public sector reform program while ensuring that social programs are adequately funded. The Board of Directors of the World Bank approved PFPSAL-III on June 17, 2004 and the first $500 million tranche of the loan was disbursed on July 5, 2004. The second tranche of the PFPSAL-III loan was released on June 22, 2006, after the preconditions for its release were satisfied. The preconditions included: enactment of the Agriculture Law; preparation of the strategic plan of BRSA and the institutional development plan of SDIF; selection of the financial advisor for the privatization of Halkbank; preparation of the plan of Halkbank privatization; and finalization of the Vakifbank privatization.
     The World Bank has approved thirteen new Turkish projects with a total funding of approximately $3.3 billion since the beginning of 2005. Furthermore, negotiations on one other project with total funding of approximately $0.4 billion are expected to be completed by the end of 2006. On December 2, 2005, it was announced that the Government and the World Bank agreed to a one-year extension of the Country Assistance Strategy program, which increased the total size of World Bank lending to $6.6 billion for the 2003-2007 period.
     Standard & Poor’s raised Turkey’s rating from B (stable outlook) to B+ (stable outlook) on October 16, 2003. On March 8, 2004, Standard & Poor’s outlook for its B+ rating for Turkey was revised from stable to positive. On August 17, 2004, Standard and Poor’s again revised Turkey’s rating from B+ (positive outlook) to BB– (stable outlook). On January 23, 2006 Standard & Poor’s outlook for its BB– rating for Turkey was revised from stable to positive. On June 27, 2006, Standard and Poor’s revised Turkey’s outlook for its BB– rating from positive to stable. Moody’s outlook for its B1 rating for Turkey was upgraded from negative to stable on October 21, 2003 and from stable to positive on February 11, 2005. On December 14, 2005, Moody’s again upgraded Turkey’s rating from B1 (positive outlook) to Ba3 (stable outlook).
     On January 31, 2004, the Law on the Currency Unit of The Republic (Law No. 5083) was published in the Official Gazette. In accordance with Law No. 5083 (No. 25363), a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. The Council of Ministers will determine a future date when the word “new” will be eliminated from the name “New Turkish Lira” and the currency of Turkey will again be called Turkish Lira. The Central Bank has been implementing a floating exchange rate regime since February 2001. Please see “Key Economic Indicators,” below, for recent exchange rates.
     A new Municipalities Law (Law No. 5393) was approved by the Assembly on July 3, 2005, and the law was published in the Official Gazette on July 13, 2005 (No. 25874). The Municipalities Law is intended to reorganize the structure, duties and responsibilities of municipalities.
     On September 26, 2004, the Assembly passed the new Turkish Penal Code which is intended to bring the Turkish penal code in line with EU standards. On October 12, 2004, the new Penal Code (Law No. 5237) was published in the Official Gazette, and, on December 17, 2004, the new Code of Penal Procedure (Law No. 5271) was published in the Official Gazette. The new Penal Code has been in effect since June 1, 2005. On June 29, 2005, the Turkish Penal Code was amended by the Assembly with the Law No. 5377. Such amendment has been published in the Official Gazette dated July 8, 2005 (No. 25869).
     On December 1, 2004, Turkey announced its Pre-Accession Economic Program for the 2005- 2007 period. The goals of the program are, among other things, to sustain Turkey’s current growth performance, maintain Turkey’s single digit inflation and further reduce interest rates, further decrease the ratio of net public debt to GNP and bring the budget into balance by the end of the program.
     On December 29, 2004, a Government decree regarding the reduction of value added taxes (“VAT”) was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.

     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. However, on June 22, 2006, the Government announced its intention to introduce a new tax exemption on financial instruments for non-resident investors. The new law (Law No. 5527) was approved by the Assembly on June 27, 2006 and published in the Official Gazette on July 7, 2006 (No. 26221). With the Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents will be reduced to zero and non-residents will not be responsible for any declaration. The withholding tax for domestic investors will be reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. There is no change on the 15% withholding tax implementation on deposits and repurchase transactions. On December 31, 2004, Law No. 5281 was published in the Official Gazette. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets were reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     Until 2005, the Consumer Price Index (“CPI”) and Wholesale Price Index (“WPI”) had been calculated based on the relative increase or decrease in prices since 1997. In January 2005, the State Institute of Statistics introduced the Producer Price Index (“PPI”) to replace WPI, revised the components of CPI and changed the base year to 2003. While WPI had provided a public/private sector breakdown, PPI is to be calculated for overall sectors, without a breakdown for public/private sector. In addition, new indicators for core inflation, which was previously defined as inflation in the private manufacturing industry, were introduced by the State Institute of Statistics. The new indicators are variations of CPI that exclude certain components (such as CPI excluding seasonal products, CPI excluding raw food products and CPI excluding energy).
     On April 18, 2006, Durmus Yilmaz became the new governor of Turkey’s Central Bank. Mr. Yilmaz was educated at the City University of London and has been with the Central Bank since 1980. He was appointed after the President of Turkey vetoed the Turkish Government’s first choice, Adnan Buyukdeniz, the chief executive of AlBaraka Turk, an interest-free financial institution.
     On May 5, 2005 the Assembly adopted Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance, allowing the Revenue Administration to focus on tax administration. On May 16, 2005, Law No. 5345 was published in the Official Gazette (No. 25817).
     On June 1, 2005, the Law Regarding Amendments to the Execution and Bankruptcy Act (Law No. 5358) was published in the Official Gazette (No. 25832).
     On July 2, 2005, the Law regarding the Protection of Competition Law (Law No. 4054) was amended by the Assembly with the Law No. 5388. Such amendment was published in the Official Gazette dated July 13, 2005 (No. 25874).
     A new Banking Law (Law No. 5411), which is intended to bring the legal framework of banking supervision and regulation in Turkey in line with EU standards, was adopted by the Assembly on October 19, 2005 and published in the Official Gazette on November 1, 2005 (No. 25983re.). The new Banking Law, among other things, establishes stricter criteria for bank ownership, strengthens limitations on lending to related parties, clarifies the scope of permissible bank activities, strengthens the inspection system and places leasing companies, financing companies and consumer finance companies under the supervision of the Banking Regulation and Supervision Agency (the “BRSA”).
     The Assembly approved the Social Security Institutions Law (Law No. 5487) on April 13, 2006. The Social Security Institutions Law establishes, organizes and defines the duties of a new Social Security Institution that replaces the former system that split duties among three separate institutions. President Sezer partially vetoed Law No. 5487 and it was sent back to the Assembly for revision. On May 4, 2006, the Social Security Institutions Law was revised and approved by a parliamentary commission and sent to the Assembly for discussion. On May 16, 2006, the Assembly approved the revised Social Security Law (Law No. 5502) and sent it back to President Sezer for approval. On May 20, 2006, Law No. 5502 was published in the Official Gazette (No. 26173).
     The Assembly approved The Social Insurance and General Health Insurance Law (Law No. 5489) on April 19, 2006. The Social Insurance and General Health Insurance Law is a pension reform law that brings gradual parametric changes to the pension system and also introduces universal health insurance. On May 10, 2006, President Sezer vetoed Law No. 5489. The Assembly approved the new Social Insurance and General Health Insurance Law (Law No. 5510) on May 31, 2006. Law No. 5510 was approved by President Sezer and the law was published in the Official Gazette on June 16, 2006 (No. 26200). However, President Sezer announced that he will apply to the Constitutional Court for the cancellation of some of the articles of Law No. 5510.
     The Draft Law regarding the Housing Finance System (the “Draft Housing Finance Law”) prepared by the Capital Markets Board of Turkey is under consideration. The Draft Housing Finance Law aims to improve infrastructure in order to promote primary mortgage and housing finance market and establish a secondary mortgage market to provide alternative funding mechanisms to the primary lenders. By the Draft Housing Finance Law, Execution and Bankruptcy Act (Law No. 2004), Capital Markets Law (Law No. 2499), Consumer Protection Law (Law No. 4077), Law on Public Finance and Debt Management (Law No. 4749) and various tax laws are expected to be amended.
     At the end of December 2005, a bird flu outbreak began in eastern Turkey and rapidly spread westward, affecting more than one-third of Turkey’s 81 provinces. As of July 11, 2006, at least 21 people have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization), including 4 children who have died from the disease.
     The Government has taken necessary actions, including the culling of poultry kept at small farms and by villagers, in an attempt to contain the outbreak and prevent the spread of the bird flu virus from suspected areas. The culling has not been extended to commercial poultry farms since there have been no cases of bird flu among poultry at such farms. The Government has launched an educational campaign urging people to avoid contact with domestic or wild birds and established a Bird Flu Coordination Centre, co-headed by the undersecretaries of the health and agriculture ministries, as part of Turkey’s efforts to deal with the outbreak. The Republic expects that these efforts will help reduce the number of new human cases of bird flu.
     While Turkey’s agriculture and tourism industries are likely to be negatively affected by the bird flu outbreak, the magnitude of this impact on these industries or on the Turkish economy in general is difficult to determine at this stage.
     So far as the Republic is aware, the bird flu virus in Turkey has to date been transmitted only from affected birds to humans and there have been no cases of human-to-human transmission of the disease. If the H5N1 strain of the bird flu virus subsequently develops the ability to be transmitted from human to human, the negative impact of any outbreak of such type of bird flu in Turkey on its economy and population could well be much more severe.
     On January 20, 2006, the Government unveiled a financial aid package for the companies operating in the poultry sector which includes compensation for the culled poultry, postponement of tax and social security payments for a six-month period without interest charges and postponement of debt payments by the companies to Ziraat Bankasi and to agricultural cooperatives for one year. The total cost of this financial aid package is estimated to be approximately YTL53.2 million.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of July 14, 2006:

Political Party	Number of Seats

Justice and Development Party (AKP)	357
Republican People’s Party (CHP)	154
Motherland Party (ANAP)	21
Social Democrat People’s Party (SHP)	4
True Path Party (DYP)	4
People’s Ascent Party (HYP)	1
Independents (no party affiliation)	5
     The most recent local elections for municipalities were held on March 28, 2004 and the next local elections for municipalities are expected to be held in 2009. The Justice and Development Party (AKP) received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. The Republican People’s Party (CHP) received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively.
     On February 15, 2005, the Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.
KEY ECONOMIC INDICATORS
•	In the first quarter of 2004, gross national product (“GNP”) grew by an estimated 13.9%, compared to the same period in 2003. In the second quarter of 2004, GNP grew by an estimated 15.7%, compared to the same period in 2003. In the third quarter of 2004, GNP grew by an estimated 5.7%, compared to the same period in 2003. In the fourth quarter of 2004, GNP grew by an estimated 6.6%, compared to the same period in 2003. In 2004, GNP totaled TL428.9 quadrillion, which represents a real increase of 9.9% as compared to 2003. GNP grew by an estimated 7.5%, 4.7%, 8.0% and 10.2% in the first, second, third and fourth quarters of 2005, respectively, compared to the corresponding periods in 2004. In 2005, GNP totaled YTL486,4 billion, which represents a real increase of 7.6% as compared to 2004. In the first quarter of 2006, GNP grew by an estimated 6.3%, compared to the same period of 2005.

•	For the month of June 2006, CPI increased by 0.34% and PPI increased by 4.02%.
•	Turkey’s PPI and CPI for the December 2005 — June 2006 period was 11.68% and 4.88%, respectively. Year-end CPI for 2004, which was 9.3%, was less than the revised official target of 10% for the year 2004. Year-end CPI for 2005, which was 7.72%, was less than the official CPI year-end target of 8% for 2005. The official CPI year-end target for 2006 is 5%. Uncertainty about oil prices is one of the leading risks to attainability of the inflation target in 2006. In the first six months of the year, oil prices continued to rise and have reached quite high levels. The negative impact of oil prices on annual inflation became one of the factors that caused inflation to increase in the first quarter of 2006. The unfavorable impact of the rise in oil prices has been a relative price change and has thus far not led to a change in price setting behavior in sectors that do not use petroleum products as a direct input. In other words, the secondary effects have thus far remained limited. The Central Bank would expect to respond with adjustments in monetary policy if the secondary effects become more evident.

•	On July 11, 2006, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.5379 per U.S. dollar, compared to an exchange buying rate of YTL1.3361 per U.S. dollar on July 11, 2005.

•	On July 3, 2006, the Government offered an interest rate of 22.55% for 91-day Treasury Bills, compared to an interest rate of 15.16% for 91-day Treasury bills on July 19, 2005.

•	The industrial production index rose by 9.0% in May 2006, compared to an increase of 2.4% in May 2005. The industrial production index rose by 10.6% in the first quarter of 2004, by 16.2% in the second quarter of 2004, by 8.5% in the third quarter of 2004 and by 4.7% in the fourth quarter of 2004. The industrial production index rose by 6.1% in the first quarter of 2005, by 3.1% in the second quarter of 2005, by 4.5% in the third quarter of 2005 and by 7.8% in the fourth quarter of 2005. The industrial production index rose by approximately 5.3% on average for the year 2005 and rose by approximately 9.9% on average for the year 2004. The industrial production index rose by approximately 3.5% in the first quarter of 2006.

•	Beginning in January 2005, the State Institute of Statistics has published a household labor force figure each month based on the average of three months (i.e., the January 2005 figure covers the December 2004 — February 2005 period). The unemployment rate was 11.5% for January 2005, 11.7% for February 2005, 10.9% for March 2005, 10.0% for April 2005, 9.2% for May 2005, 9.1% for June 2005, 9.1% for July 2005, 9.4% for August 2005, 9.7% for September 2005, 10.1% for October 2005, 10.6% for November 2005 and 11.2% for December 2005. The annual unemployment rate was 10.3% for year 2005. The unemployment rate was 11.8% for January 2006, 11.9% for February 2006, 10.9% for March 2006 and 9.9% for April 2006. The total unemployment was estimated to be 2,697,000 in January 2005, 2,750,000 in February 2005, 2,594,000 in March 2005, 2,493,000 in April 2005, 2,294,000 in May 2005, 2,305,000 in June 2005, 2,317,000 in July 2005, 2,381,000 in August 2005, 2,423,000 in September 2005, 2,487,000 in October 2005, 2,611,000 in November 2005 and 2,702,000 in December 2005. The annual unemployment was estimated to be 2,520,000 for year 2005. The total unemployment was estimated to be 2,799,000 in January 2006, 2,796,000 in February 2006, 2,611,000 in March 2006 and 2,436,000 in April 2006.
•	Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed on July 5, 2005. It was announced that the wages of public sector workers would be increased by 10% for the year 2006 and by 3% for each six-month period in 2007. On August 30, 2005, it was announced that the salaries of civil servants would be increased by 2.5% for each six-month period in 2006. On December 21, 2005, it was announced that the minimum wage would be increased by 8.65% in 2006.

•	On December 5, 2005, the Central Bank announced its framework for inflation targeting and the monetary policy details for the year 2006. It announced that the inflation target would be a ‘point target’ based on CPI with a band of 2% in either direction. The point target rates are 5% for the year 2006 and 4% for the years 2007 and 2008, respectively. The Monetary Policy Committee (“MPC”) will meet during the third or fourth week of each month and the interest rate decision will be made publicly available the same day as the MPC meeting. The Central Bank also began publishing a quarterly inflation report in the last week of January 2006.

•	In its regular meeting, held on July 20, 2006, the MPC decided to increase short-term interest rates (policy rates) by 25 basis points (0.25%) at the CBRT Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market effective from July 21, 2006. As of July 21, 2006, CBRT overnight borrowing interest rate was 17.50%, and the CBRT overnight lending interest rate was 22.50%. In its previous meeting, held on June 25, 2006, MPC decided to increase policy interest rates by 225 basis points (2.25%) to 17.25% from 15.00% (and on June 28, 2006, Central Bank increased the overnight lending rate to 22.25% from 20.25%).
TOURISM
•	From January to May 2006, net tourism revenues decreased by approximately 0.13% to approximately $3,158 million from approximately $3,162 million during the same period in 2005.

•	From January to June 2006, the number of foreign visitors visiting Turkey decreased by approximately 8.0% to approximately 7,876,153 foreign visitors from approximately 8,558,025 foreign visitors during the same period in 2005. While the specific causes of the reduction in number of foreign visitors are not known, Turkey’s tourism sector may have been negatively affected by the bird flu outbreak, as well as conflicts in neighboring countries. However, the magnitude of these effects, if any, is difficult to determine and is expected to be transitory. The Republic does not believe that any conflicts with elements of the Kurdish population have had an effect on tourism.
FOREIGN TRADE AND BALANCE OF PAYMENTS

     The total trade deficit was approximately $23.9 billion in 2004 and approximately $32.9 billon in 2005. Between January and May 2006, the trade deficit increased by approximately 46.2% to approximately $17.2 billion, as compared to approximately $11.7 billion in the same period of 2005. The reason behind the increase in the trade deficit between January and May 2006 was the 18.9% increase in total goods imported (to approximately $50.5 billion), as compared with approximately $42.4 billion during the same period of 2005. The increase in imports was primarily driven by the demand for capital goods (increased by approximately 16.3% over the same period of 2005), intermediate goods (increased by approximately 15.8% over 2005) and consumption goods (increased by approximately 34.2% over 2005). The current account deficit was approximately $15.6 billion, or approximately 5.1% of GNP in 2004 and approximately $23.2 billion, or approximately 6.4% of GNP in 2005. During the period of January-May 2006, the current account deficit increased by approximately 49.8% over the same period in 2005, from approximately $11.1 billion to approximately $16.5 billion.
     As of June 30, 2006, total gross international reserves were approximately $83.3 billion (compared to $75.1 billion as of December 30, 2005), commercial bank and participation bank reserves were approximately $24.3 billion (compared to $22.6 billion as of December 30, 2005) and gold reserves were approximately $2.3 billion (compared to $1.9 billion as of December 30, 2005). As of July 14, 2006, Central Bank reserves were approximately $57.6 billion, compared to approximately $50.5 billion as of December 30, 2005.
     As of July 19, 2006, the Central Bank held approximately YTL1,449 million in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	The total consolidated budget expenses were TL141,020,860 billion and total revenues were TL110,720,859 billion for the year ended December 31, 2004. The total consolidated budget expenses were YTL144,562 million and total revenues were YTL134,819 million for the year ended December 31, 2005.

•	From January to June 2006, central government budget expenditures were approximately YTL81,599 million and central government budget revenues were approximately YTL84,021 million, compared to a central government budget expenditure of approximately YTL71,056 million and a consolidated budget revenue of YTL61,511 million during the same period in 2005.

•	From January to June 2006, the central government budget surplus was approximately YTL2,423 million, compared to a consolidated budget deficit of YTL3,868 million during the same period in 2005.

•	From January to June 2006, the central government budget primary surplus reached approximately YTL25,298 million, compared to a consolidated budget primary surplus of YTL19,535 million during the same period in 2005.

•	The primary surplus for consolidated budget amounted to TL26,188 trillion, or approximately 6.1% of GNP for the year ended December 31, 2004 and amounted to YTL35,936 million, or approximately 7.4% of GNP for the year ended December 31, 2005.

•	On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget includes 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005.

•	On January 6, 2006, Turkey announced its 2006 financing program. According to the 2006 financing program, Turkey expects to repay a total of approximately YTL168,400 million of debt in 2006, of which approximately YTL144,500 million constitutes domestic debt and approximately YTL23,800 million constitutes external debt service. The total borrowing target for Turkey in 2006 is approximately YTL128,100 million, of which approximately YTL111,400 million would consist of domestic borrowing and approximately YTL16,700 million would consist of external borrowing. Of the YTL16,700 million of external borrowing expected in 2006, YTL7,500 million is expected to be raised through bond issuances, YTL6,800 million from international financial institutions and YTL2,500 million through project financing. Other sources of funds in 2006 are expected to consist of primary surplus (which is targeted to yield YTL30,200 million on cash basis), privatization revenues (which is targeted to yield YTL7,000 million) and collections from guaranteed receivables (which is targeted to yield YTL3,100 million).
PRIVATIZATION
     The Government’s plans for privatization include, among others, Turk Telekom, Petkim (a petrochemicals company), Tupras (a petroleum refining company), Turkish Airlines, Tekel (tobacco unit), certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways, ports and Bosphorus bridges and the privatization of Halk Bank and Ziraat Bank and certain hotels and energy generation and distribution companies. Although the Government’s target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million. Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were approximately YTL3,551 million in 2005 and approximately YTL8,490.1 million as of end June 2006.
     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Turk Telecom, which stated that a minimum of 51% of the shares of Turk Telecom will be offered as a block sale of shares, while the remaining shares could be privatized through various other privatization methods including a public offering. On June 16, 2004, the Assembly enacted a law permitting the sale of a majority of the shares of Turk Telecom to be sold to foreign investors. The formal tender process for the block sale of 55% of Turk Telecom commenced with the tender announcement on November 25, 2004. On July 1, 2005, Oger Telecoms Joint Venture Group submitted the highest bid for 55% of the shares of Turk Telecom in the amount of $6.55 billion. The results of the tender were approved by the Council of Ministers and were published in the Official Gazette on August 2, 2005 (No. 25804). The Turk Telecom privatization was completed when the share transfer agreement was signed on November 14, 2005.
     On April 15, 2005, 34.5% of the shares of Petkim were sold in a secondary public offering for $273.7 million.
     An announcement for the block sale of 65.76% of the public shares of Tupras was made on June 7, 2003. Final negotiations were held in January 2004. The tender was won by Efremov Kautschuk GmbH, which submitted the highest bid, for approximately $1.3 billion. On June 3, 2004, the Ankara Administrative Court cancelled the decision of the tender commission to privatize 65.76% of public shares in Tupras and, on November 26, 2004, the Council of State approved the Ankara Administrative Court ruling. On March 4, 2005, the Privatization Administration completed the block sale of 14.76% of the shares of Tupras to foreign investors. However, on May 23, 2006, an Administrative Court suspended the block sale of 14.76% shares of Tupras on the Istanbul Stock Exchange. On April 29, 2005, the Privatization Administration announced a tender for the block sale of an additional 51% of Tupras shares. On September 12, 2005, it was announced that a consortium led by Turkish conglomerate Koç Holding made the highest bid, which totaled $4.14 billion. The Koç Holding bid was approved by the Privatization High Council on November 7, 2005 and the share transfer agreement was signed on January 26, 2006. However, on February 2, 2006, the Council of State suspended the sale of Tupras to Koç Holding, and on May 8, 2006, it was announced that the Council of State rejected the demand to cancel the sale of Tupras.
     The Privatization Administration announced the tender for the privatization of the tobacco unit of Tekel on December 13, 2004. The original bidding deadline for the tender was postponed from February 18, 2005 to March 4, 2005 and, subsequently, to April 8, 2005. On April 8, 2005, the privatization of the tobacco unit of Tekel was cancelled because no offer was received.
     On May 18, 2005, the Privatization Administration made a tender offer announcement for the sale of two of Tekel’s buildings (twin towers) in Ankara. The Union of Chambers and Commodity Exchanges in Turkey (TOBB) won the tender in July 2005 by submitting the highest bid in the amount of $100 million. The sale of Tekel’s twin towers was completed on January 31, 2006.
     The Privatization Administration announced a tender for the privatization of motor vehicles inspection stations on September 23, 2004. The highest bid in the amount of $613.5 million was submitted by AKFEN-Dogus-Tuvsud OGG. The bid was approved by the Privatization High Council, but the Council of State halted implementation of the Competition Board’s verdict on November 9, 2005.
     On May 24, 2005, the Privatization Administration announced the tender for the block sale of 46.12% of the shares of ERDEMIR (Eregli Demir ve Celik Fabrikalari A.S), Turkey’s biggest steel company. On October 4, 2005, it was announced that the tender was won by OYAK, a pension fund for the Turkish military, which submitted the highest bid in the amount of $2.77 billion. On November 24, 2005, the Competition Board approved the block sale of 46.12% of the shares of ERDEMIR to OYAK and the share transfer agreement was signed on February 27, 2006. On May 10, 2006, however, the Council of State suspended the Competition Board’s approval of the ERDEMIR privatization and on July 18, 2006, it was announced that Council of State suspended the implementation of the Privatization High Council’s decision on ERDEMIR privatization.
     Between November 9 and 11, 2005, 25.18% of the shares of Turkiye Vakiflar Bankasi T.A.O. (“Vakifbank”) were sold (with the greenshoe option fully exercised) through an initial public offering, which raised YTL1.74 billion (approximately $1.27 billion). The publicly-held shares of Vakifbank began to trade on the Istanbul Stock Exchange on November 18, 2005.
     Other significant privatizations completed in 2005 include the block sale of all the shares of Atakoy Tourism, Atakoy Hotel and Atakoy Marina held by the Privatization Administration for $120.25 million on February 28, 2005, the block sale of all the shares of Eti Aluminum for $305 million on July 29, 2005, the block sale of 50% of the shares of Cyprus Turkish Airlines for $33 million on September 9, 2005 and the asset sale of the Istanbul Hilton Hotel for $255.5 million on November 15, 2005.
     On February 2, 2006, the Privatization Administration held an auction for the block sale of 56.67% of the shares of insurance company Basak Sigorta and 41.00% of the shares of pension company Basak Emeklilik. The highest bid in the amount of $268 million was submitted by the French insurer Groupama. The Groupama bid was approved by the Privatization High Council on April 19, 2006. The Basak Sigorta / Emeklilik privatization was completed when the share transfer agreement was signed on May 16, 2006.
     On April 5, 2006, the Privatization Administration announced that the consortium of Goldman Sachs, CA-IB and Is Yatirim was selected as the consultant to the Halkbank privatization.
     On April 19, 2006, the Privatization Administration announced that the official process for the public offering of the 25% (a total of 28.75% shares, if the greenshoe option is fully exercised) state-owned shares of Turk Hava Yollari (“Turkish Airlines”) had been started. The subscription process of the public offering was finalized between May 16 and May 18, 2006. The public offering was finalized on May 24, 2006 and a total of approximately $207.8 million was raised with the sale of 28.75% of state owned shares of Turkish Airlines (with greenshoe option fully exercised). The new shares began trading on the Istanbul Stock Exchange on May 25, 2006. After the public offering in

May 2006, the shares of Turkish Airlines held by the Privatization Administration fell to 49%.
     Other significant privatizations completed in 2006 include the asset sales of TEKEL Kayacik ($42.2 million), Kaldirim ($40.7 million), Yavsan Salt Mines ($37.3 million), Buyuk Efes Hotel ($121.5 million), Buyuk Ankara Hotel ($36.8 million), Tarabya Hotel ($145.3 million), Emek Office Block ($55.5 million) and the sale of KBI-Murgul Enterprise together with the transfer of operational rights of a hydroelectric power plant ($37.6 million).
     Other significant privatizations at the approval or contract stage include the transfer of operational rights of the Mersin ($755 million) and Iskenderun ($80 million) ports.
     Furthermore, privatization of Turkey Electricity Distribution Company (“TEDAS”) by the block sale of operation rights is being planned to be completed before the end of 2006. The capital of TEDAS is 1 billion 50 million TRY.
     The significant institutions which are currently in the process of tender, sale or transfer are Bor Sugar Factory, Eregli Sugar Factory and Ilgin Sugar Factory of Sumer Holding A.S.
     Several privatizations that are currently in the approval stage are being challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003-2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM
     As of May 4, 2006, the Savings and Deposit Insurance Fund (“SDIF”), had taken over 22 private banks since 1997.
     In order to settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed: one between Yapi Kredi Bank and the Cukurova Group dated July 20, 2004; one between SDIF and the Cukurova Group dated August 4, 2004; and one between BRSA and the Cukurova Group dated August 5, 2004. While the agreements signed by each of the SDIF and Yap# Kredi Bank with Cukurova Group consist of a repayment protocol concerning the restructuring of the debt, the agreement between BRSA and Cukurova Group aims to solve the ownership problem of the Yapi Kredi Bank and accelerate the sale process. Cukurova Group failed to pay the first required installment to Yapi Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koç Finansal Hizmetleri A.S. (“KFH”) signed a protocol to begin talks regarding a potential sale of the shares of Yapi

Kredi Bank. UniCredito Italiano S.p.A. acquired a 50% stake in KFH in 2002. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.42% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KoçBank and, on September 28, 2005, it was announced that Kocbank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of July 11, 2006, the SDIF had already signed protocols with 14 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimanto San. won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion.
     Since December 2004, when Turkey received a date for the commencement of accession talks with the EU, foreign investor interest in the Turkish banking sector has strengthened. A number of foreign financial entities have bought or agreed to buy equity stakes in domestic banks, including (but not limited to): Fortis Bank (acquired 93.3% stake in Disbank), BNP Paribas (bought 50% stake of TEB Mali Yatirinlar A.S.), Dexia (agreed to buy 75.0% stake in Denizbank), General Electric Consumer Finance (bought 25.5% of shares of Garanti Bankasi), National Bank of Greece (agreed to buy 46% share of Finansbank) and Bank TuranAlem Group (agreed to buy 33.98% shares of Sekerbank).
DEBT
     The Central Government total domestic debt stock was approximately YTL249.1 billion as of June 2006, compared to YTL244.8 billion as of December 2005.
     During 2005, the average maturity of Turkish internal public debt was 27.4 months, compared to 14.6 months in 2004. In May 2006, the average maturity of Turkish internal public debt was 31.7 months, compared to 24.7 months in May 2005. The average annual interest rate on internal public debt in local currency on a compounded basis was 14.1% as of May 2006, compared to 17.8% in the same period in 2005.
     As of December 31, 2004, the total gross outstanding external debt was approximately $162.2 billion, of which $32.6 billion was short-term debt. The total gross outstanding external debt of Turkey was approximately $170.6 billion, of which $38.2 billion was short term debt as of December 31, 2005. The total gross outstanding external debt of Turkey was approximately $185.0 billion at the end of the first quarter of 2006.
     Since December 31, 2004, Turkey has issued the following external debt:

•	$2 billion of global notes on January 24, 2005, which mature on February 5, 2025 and have a 7.375% interest rate.

•	EUR1 billion of Eurobonds on February 16, 2005, with a maturity of twelve years and a 5.5% interest rate.

•	$1.25 billion of global notes on June 7, 2005, which mature on June 5, 2020 and have a 7.00% interest rate.

•	EUR650 million of Eurobonds on July 6, 2005, with a maturity of seven years and a 4.75% interest rate.

•	$750 million of global notes on November 23, 2005, which mature on March 15, 2015 and have a 7.25% interest rate.

•	EUR350 million of Eurobonds on December 14, 2005, with a maturity of seven years and a 4.75% interest rate.

•	$1.5 billion of global notes on January 17, 2006, which mature on March 17, 2036 and have a 6.875% interest rate.

•	EUR750 million of Eurobonds on March 1, 2006, with a maturity of ten years and a 5.0% interest rate.

•	$500 million of global notes on July 19, 2006, which mature on January 15, 2014 and have a 9.50% interest rate.
     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of Turkey as of March 31, 2006 was $28.8 billion, $31.5 billion and $21.0 billion for the rest of 2006, 2007 and 2008, respectively.
INTERNATIONAL RELATIONS
     As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. Turkey continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     Furthermore, the relations between other countries in the Middle East and outside powers are often subject to tensions that could result in the economic and/or diplomatic sanctions being imposed on one or more of Turkey’s neighbors. It is also possible that such tensions could lead to military action. Any such sanctions or military action could have a negative impact on Turkey’s economy and political stability.
     The European Council’s Parliamentary Assembly removed Turkey from its human rights monitoring list on June 22, 2004. The ninth EU harmonization package was submitted to the Assembly on June 24, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of National Program has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on Turkey’s eligibility to begin EU accession negotiations. The report concluded that Turkey had sufficiently fulfilled the Copenhagen political criteria and recommended that accession negotiations be opened, provided that certain conditions, including the enactment of key legislation, are satisfied.
     On December 17, 2004, the European Council announced that Turkey had sufficiently fulfilled the Copenhagen political criteria to open accession negotiations, provided that six specific pieces of legislation are implemented. Moreover, the European Council invited the European Commission to present to the European Council a proposal for a framework for accession negotiations with Turkey, with a view towards opening such accession negotiations on October 3, 2005. The first draft of the framework for the accession negotiations was released by the European Commission on June 29, 2005. On October 3, 2005, the European Council approved the framework for negotiations on Turkey’s accession to the EU enabling the negotiations to begin immediately. According to the negotiating framework, although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome of which cannot be guaranteed beforehand. The European Commission will undertake a formal process of examining the acquis, the detailed laws and rules adopted on the basis of the EU’s founding treaties, called ‘screening’ to assess the state of preparations by Turkey for opening negotiations in specific areas. For the purposes of screening and subsequent negotiations, the acquis will be broken down into 35 chapters, each covering a specific policy area. The screening process started with the “Science and Research” chapter on October 20, 2005, and since that date screening processes have been initiated on 28 chapters. In addition, the process of exchanging negotiation documentation has begun on the “Education and Culture” chapter. Negotiations on the “Science and Research” chapter (Chapter 25) were opened, and closed provisionally on June 12, 2006. The negotiations on Chapter 25 were opened and closed “provisionally” because the final closing will take place after the end of the negotiations of all chapters. In other words, Turkey has fulfilled the alignment to the EU acquis under Chapter 25, however if any new acquis is adopted by the time Turkey finishes its negotiations on the other chapters’, Turkey will need to adopt that new legislation as well. On November 9, 2005, the European Commission released the 2005 Progress Report on Turkey, which contains a detailed analysis of Turkey’s progress in preparing for membership. Among its conclusions, it notes that political transition is ongoing in Turkey and Turkey continues to sufficiently fulfill the Copenhagen political criteria. While important legislative reforms are now in force, the pace of change has slowed in 2005 and implementation of the reforms remains uneven. With respect to Turkey’s economy, the Progress Report concludes that Turkey can be regarded as a functioning market economy as long as it firmly maintains its recent stabilization and reform achievements. With respect to Turkey’s ability to adopt and implement the EU legal order, the Progress Report notes that there has been some, though uneven, progress since 2004.
     On June 13, 2005, the EU Ministers of Foreign Affairs approved a protocol extending Turkey’s Customs Union to ten new member states (“Member States”) of the EU. The signing of this protocol was one of the preconditions for the commencement of accession negotiations. On July 29, 2005 the Government signed the protocol and released a unilateral declaration stating that execution, ratification and implementation of this protocol does not constitute a recognition of the Republic of Cyprus referred to in the protocol, nor does it prejudice Turkey’s rights and obligations under the Treaty of Guarantee, the Treaty of Alliance, and the Treaty of Establishment of 1960. In response, a declaration by the European Community and its Member States acknowledged Turkey’s execution of the protocol in accordance with the conclusions of the European Council and expressed regret that Turkey had made the unilateral declaration regarding Cyprus. The Commission is continuing to encourage Turkey to remove the various restrictions on its relations with the Republic of Cyprus, particularly those linked to the full implementation of the EU—Turkey customs union.
     The UN Secretary General submitted the final text of the Annan plan for Cyprus in March 2004. The Annan plan (which calls for the eventual reunification of the island) was put to separate and simultaneous referenda in Cyprus on April 24, 2004. While the Greek Cypriots rejected the Annan plan (75.8% against), the Annan plan was approved by 64.9% of Turkish Cypriots. Since the date of the referenda, numerous international organizations led by the UN and the international community have applauded the Turkish Cypriot people’s affirmative vote and have called for the immediate restoration of their direct economic, trade and cultural activities internationally. Some developments in that direction have already taken place. On January 24, 2006, Turkey proposed a new action plan to achieve a comprehensive settlement of the Cyprus problem and invited the UN Secretary General to consider the plan. The action plan seeks to eliminate all restrictions for both sides in Cyprus, provide substantial benefits to all parties and promote socio-economic development by reducing disparities. On July 8, 2006, UN Undersecretary General for Political Affairs, Ibrahim Gambari, announced that Turkish and Greek Cypriot Leaders “have committed to proceed by the end of July with technical talks on issues affecting the day-to-day life of people on both sides and concurrently those that concern substantive issues, both of which will contribute to a comprehensive settlement”. The agreement of community leaders on reviving the talks for comprehensive settlement of the Cyprus problem has been welcomed by the international community.
     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees. On March 24, 2005, Turkey announced that it did not intend to make use of the loan package for the 2005-2007 period.
     The Baku-Tbilisi-Ceyhan Crude Oil Pipeline (‘BTC’) Project aims to develop an economical, safe and environmentally sound means to transport the prominent hydrocarbon reserves of the Caspian Basin to the western markets. By creating the first direct pipeline link between the landlocked Caspian Sea and the Mediterranean, the BTC project will bring positive economic advantage to the region and avoid increasing oil traffic through the vulnerable Turkish Straits. The BTC Project has a capacity of 50 million metric tons per annum (1 million barrels per day), is envisaged to become the main export route for the oil resources of the landlocked Caspian region. The lifetime of the BTC pipeline is projected to be at least 40 years in operation, during which exports to Western Europe are estimated to have the major share. The lifespan of the pipeline can be extended, should this be found feasible in due course. The total length of the pipeline is approximately 1776 kilometers and 1076 kilometers of which is hosted by Turkey. On June 4, 2006, the first cargo of oil transported through the pipeline from Azerbaijan was exported from the Ceyhan marine terminal on the Turkish Mediterranean coast.